Mail Stop 3561

October 28, 2009

Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
462 Seventh Avenue, 3rd Floor
New York, New York 10018

> **Re:** **LivePerson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 11, 2009 and August 7, 2009**
> **File No. 000-30141**

Dear Mr. LoCascio:

We have reviewed your response letter dated October 16, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Governmental Regulation, page 8

1. We note your response to comment one from our letter dated September 21, 2009. Please discuss the effect of existing governmental regulations on your business.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk, page 36

2. We note your response to comment five from our letter dated September 21, 2009. In your response you state that you have not entered into any "formal hedging programs." Please tell us what you mean by "formal hedging programs" in this

instance. Also, if you have any hedging strategies, formally or informally, please discuss those strategies.

Definitive Proxy Statement on Schedule 14A

Compensation Objectives and Strategies, page 12

3. We note your response to comments eight and eleven from our letter dated September 21, 2009. We note that you consider individual performance in making your various compensation discussions. Please describe what factors you consider when assessing each named officer's individual performance for purposes of compensation decisions.

Annual Incentive Compensation, page 14

4. We note your response to comment 12 from our letter dated September 21, 2009. For each area of corporate performance selected, please disclose the goals necessary for target payout, how those goals are weighted, your actual results under those goals, and how the amount paid to each executive officer was ultimately determined. Your response to comment eight indicates that you take into account the "Company's performance against objectives, in particular related to revenue, EBITDA per share, employee compensation cost as compared to revenue," with respect to your CEO and President/Chief Financial Officer, and "revenue growth and profit," with respect to your Senior Vice President of Enterprise Sales and Services. And your response to comment 15 indicates that "each executive has a target bonus level set at the beginning of each year…." However, if your Compensation Committee considers the factors you identified and then makes a subjective determination as to what each executive will receive, please clearly state that fact.

Long-term Incentives – Equity-Based Awards, page 14

5. We note your response to comment 13 from our letter dated September 21, 2009. We note that in your disclosure in response to comment eight that your long-term equity awards are determined based on several factors. Please disclose how the Compensation Committee assesses each factor, including "the Company's performance in the previous year as compared to the financial plan." If the Compensation Committee considers the factors you identified and makes a subjective determination of the amount to award each named executive please indicate this.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or Mara Ransom, Legal Branch Chief, at 202-551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director